

May 8, 2014

<u>Via U.S. Mail</u>
Mr. C. Stephen Guyer
Chief Financial Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado  80226

> **Re:     Colorado Goldfields Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **Response dated April 27, 2014**
> **File No. 000-51718**

Dear Mr. Guyer:

We have received your response to our comments in your correspondence filed April 29, 2014 and have further comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

1.      We note your response to comment 1 in which you propose to respond prospectively prior to your company's next annual filing.  We re-issue comment 1.  Please provide your draft disclosure of your proposed changes to the appropriate paragraphs, sections, and/or pages or amend your filing.

2.      We note your response to comment 2, which indicates that "[a] current market valuation of the metals within the estimated resource is the least speculative best information that can be presented with currently available data."  We repeat comment 2.  Please provide the basis for presenting the valuation information on your website, which seems incomplete and may be confusing to readers.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments.  Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director